Exhibit 99.1

Swire Pacific Offshore Chooses Station711’s smart@sea™
and Inmarsat’s FleetBroadband
as its Next-Generation Communications Platform

RE’EM, Israel – March 28, 2011 – Station711, the mobile satellite arm of RRsat Global Communications Network Ltd (NASDAQ: RRST), an innovative and flexible mobile satellite communications provider, announced today that it has signed a contract for the provision of Inmarsat FleetBroadband services to Swire Pacific Offshore (SPO) in collaboration with service provider SMTS.  Singapore-based SPO, a leading service provider to the offshore oil and gas industry, is set to install the new broadband satcom service on 60 vessels and intends to use it for operations, logistics, navigation and crew welfare services.

Prior to signing the agreement, RRsat, SMTS and SPO conducted over 3 months of extensive testing of the solution on one of SPO's new vessel to verify that it would meet the company’s current and future requirements. A smart@sea gateway was set up to control the LANs used on the vessel for operations and crew welfare, including a total of seven PCs and three VoIP phones for pre-paid, post-paid use, and WAN support for the FleetBroadband 500.

The agreement, for a minimum of three years, comprises a smart@sea communication gateway, SAILOR FB500 terminals, a tailored fleet-wide pricing package from Inmarsat, and ongoing maintenance and support services from SMTS and Station711.  SMTS will provide the turnkey solution for the installation of the terminals and onboard LANs on SPO's vessels.  Station711 will provide satcom management applications from its Station711 solutions range, such as the smart@sea gateway for UTM security, crew welfare voice and data module, IP traffic real-time compression, acceleration, caching and filtering, VoIP platform, shore-side unified POP facility providing a centralized management interface, and a powerful control system.

“Along with daily business communications, we are also excited about smart@sea’s unique features for onboard crew welfare. By using the dedicated onboard internet café, in combination with solutions such as the VoIP scratch cards, crew members can keep in touch with loved ones at home, and enjoy the worldwide web on their off-duty time,” said Colin Payne Human Resources Director, Swire Pacific Offshore.

“Providing SPO with end-to-end fleet satellite communications services is based upon the deep understanding of its IT and HR departments’ requirements,” said Zvika Nave, Senior Director of Mobile Satellite communications, Station 711. "We’re honored that SPO has chosen to place its trust in us to deliver reliable communications for their critical operations.”

Station711 – Mobile Satellite Communication By RRsat Reem Junction D.N Shikmim 79813 Tel: +972-8-8610000 Fax: +972-8-8610555 sales@station711.com | www.station711.com | www.rrsat.com

“This is a good example of the capability and flexibility of FleetBroadband to meet the varied needs of shipping companies such as Swire Pacific Offshore,” said Perry Melton, Chief Operating Officer at Inmarsat.  “With smart@sea it offers a powerful combination, providing a comprehensive and cost-effective means to deliver a wide range of communications, from the bridge to the mess.”

ENDS

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, (ix) our ability to develop and expand our relationship with mobile satellite services distribution partners; and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

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Information in this press release concerning SPO, SMTS and Inmarsat is based on information provided by these organizations and has not been independently verified by RRsat.

Company Contact Information: Zvika Nave- Senior Director of Mobile Satellite Communications Tel: +972 54 9955678 Email: zvikana@station711.com	Press Contact: Avi Koren, Marketing Director Tel: +972 54 9955617 Email: avi.koren@station711.com

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station 711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fiber optics network, Station 711 has you covered to guarantee seamless global communications anywhere, anytime. The Station 711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings.

Station711 – Mobile Satellite Communication By RRsat Reem Junction D.N Shikmim 79813 Tel: +972-8-8610000 Fax: +972-8-8610555 sales@station711.com | www.station711.com | www.rrsat.com

About SPO
Swire Pacific Offshore (SPO) is a trusted name in the offshore marine industry.  Established in 1975, they have built a reputation as a leading service provider to the offshore oil and gas industry, with a network that spans the globe.

Swire Pacific Offshore owns and operates 74 offshore support vessels, with another 16 new buildings including wind farm installation vessels on order for delivery from yards in 2011 – 2013.  The current fleet mix includes Anchor Handling Tug Supply (AHTS) vessels, Platform Supply Vessels (PSV), Anchor Handling Tugs (AHT), seismic survey vessels, ROV support / dive support vessels and maintenance / accommodation support vessels.  They are fully equipped to support a wide range of offshore activities; including drilling, production, exploration, pipelay, subsea construction and FPSO operations.

In February 2010, SPO acquired Blue Ocean Ships A/S.  The acquisition combines knowledge and expertise of the wind energy business with SPO’s extensive offshore marine capability and the new company, Swire Blue Ocean A/S, aims to be a leading marine service provider to the offshore wind energy market.

Headquartered in Singapore, SPO has regional offices in Australia, Azerbaijan, Angola, Brunei, Cameroon, Denmark, Equatorial Guinea, India, Malaysia, New Zealand, Nigeria, Qatar, Scotland and the United Arab Emirates, and operates vessels in every major oil exploration region outside of North America.

About Inmarsat
Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications services.  Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air.  The company's services are delivered through a global network of more than 400 distribution partners and service providers operating in 100 countries.  For the year ended 31 December 2010, Inmarsat plc had total revenue of US$1,171.6 million (2009: US$1,038.1 million) with an EBITDA of US$696.1 million (2009: US$594.2 million).  For more information, please visit www.inmarsat.com.

Station711 – Mobile Satellite Communication By RRsat Reem Junction D.N Shikmim 79813 Tel: +972-8-8610000 Fax: +972-8-8610555 sales@station711.com | www.station711.com | www.rrsat.com